United States securities and exchange commission logo





                              August 31, 2023

       Yil   Chen
       Chief Financial Officer
       Jianpu Technology Inc.
       5F Times Cyber Building, 19 South Haidian Road
       Haidian District, Beijing
       People   s Republic of China

                                                        Re: Jianpu Technology
Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38278

       Dear Yil   Chen:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

   1. We note your statement that you reviewed your register of members and public EDGAR filings made by your
shareholders in connection with your required submission under paragraph (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you
relied upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your
 Yil   Chen
Jianpu Technology Inc.
August 31, 2023
Page 2
      determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.    We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and
(b)(5) are provided
      for    Jianpu Technology Inc. or any of the VIEs or the VIEs
subsidiaries.    We also note
      that your disclosures on pages 6, 100 and F-10, along with the list of principal subsidiaries in Exhibit 8.1, appear to indicate that you have consolidated foreign operating entities in
      Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
          With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 or Jennifer Gowetski at 202-551-3401 with any questions.



                                                            Sincerely,
FirstName LastNameYil   Chen
                                                            Division of
Corporation Finance
Comapany NameJianpu Technology Inc.
                                                            Disclosure Review
Program
August 31, 2023 Page 2
cc:       Haiping Li, Esq.
FirstName LastName